SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2010

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.          Invitation Annual Meeting of Daimler AG on April 14, 2010

2.          Notes on Item 1 of the Agenda pursuant to Section 124a, Sentence 1, No. 2 of the German Stock Corporation Act (Aktiengesetz)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of further improvement or a renewed deterioration of global economic conditions, in particular a renewed decline of consumer demand and investment activity in Western Europe or the United States, or a downturn in major Asian economies; a continuation or worsening of the tense situation in the credit and financial markets, which could result in a renewed increase in borrowing costs or limit our funding flexibility; changes in currency exchange rates or interest rates; the ability to continue to offer fuel-efficient and environmentally friendly products; a permanent shift in consumer preference towards smaller, lower margin vehicles; the introduction of competing, fuel-efficient products and the possible lack of acceptance of our products or services, which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost-reduction and efficiency-optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Invitation

Annual Meeting of Daimler AG
on April 14, 2010

Contents

1.	Presentation of the adopted Company financial statements, the approved consolidated financial statements, the combined management report for Daimler AG and the Group for the 2009 financial year, the report of the Supervisory Board and the explanatory reports on the information required pursuant to Section 289, Subsections 4 and 5 and Section 315, Subsection 4 of the German Commercial Code (Handelsgesetzbuch, HGB)	3

2.	Resolution on ratification of Board of Management members’ actions in the 2009 financial year	3

3.	Resolution on ratification of Supervisory Board members’ actions in the 2009 financial year	3

4.	Resolution on the approval of the system of remuneration for the members of the Board of Management	3

5.	Resolution on the appointment of auditors for the Company and for the Group for the 2010 financial year	3

6.	Resolution on authorization for the Company to acquire its own shares and on their utilization, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company	3

7.	Resolution on authorization to use derivative financial instruments in the context of acquiring own shares, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company	6

8.	Resolution on the election of a new member to the Supervisory Board	7

9.	Resolution on amendments to the Articles of Incorporation to adjust to the German Act on the Implementation of the Shareholders’ Rights Directive (ARUG)	7

10.	Resolution on amendments to the Articles of Incorporation to adjust the provisions relating to the Supervisory Board	8

11.	Resolution on authorization to issue convertible bonds and/or bonds with warrants, creation of Conditional Capital 2010 and amendment to the Articles of Incorporation	8

Report of the Board of Management regarding Items 6 and 7 of the Agenda		12

Report of the Board of Management regarding Item 11 of the Agenda		14

Total number of shares and voting rights		17

Conditions for attending the Annual Meeting of the Shareholders and for exercising voting rights		17

Details of the e-service for shareholders		18

Procedure for proxy voting		18

Note for shareholders entered in the US share register		19

Questions, motions, election proposals, requests for information		20

Information and documentation for the Annual Meeting		21

Internet | Information | Addresses		22

Financial Calendar 2010		23

We herewith invite our shareholders to attend the Annual Meeting of the Shareholders of Daimler AG on Wednesday, April 14, 2010, at 10:00 a.m. CEST, at the Berlin Trade Fair Center (Messe Berlin), Special Entrance, corner of Masurenallee and Messedamm, 14055 Berlin, Germany.The invitation and the agenda were published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) on March 3, 2010.

Agenda*

1.  Presentation of the adopted Company financial statements, the approved consolidated financial statements, the combined management report for Daimler AG and the Group for the 2009 financial year, the report of the Supervisory Board and the explanatory reports on the information required pursuant to Section 289, Subsections 4 and 5 and Section 315, Subsection 4 of the German Commercial Code (Handelsgesetzbuch, HGB)

The aforementioned documents are available on the Internet at www.daimler.com/ir/am2010.

2.  Resolution on ratification of Board of Management members’ actions in the 2009 financial year

The Board of Management and the Supervisory Board recommend that the actions of the Board of Management members who were in office in financial year 2009 be ratified for that period.

3.  Resolution on ratification of Supervisory Board members’ actions in the 2009 financial year

The Board of Management and the Supervisory Board recommend that the actions of the Supervisory Board members who were in office in financial year 2009 be ratified for that period.

4.  Resolution on the approval of the system of remuneration for the members of the Board of Management

The German Act on the Appropriateness of Management Board Remuneration, which came into effect on August 5, 2009, provides the possibility for the Shareholders’ Meeting to vote on a resolution approving the current system of remuneration for the members of the Board of Management. This possibility is to be utilized. The system of remuneration for the members of the Company’s Board of Management is described in detail in the Remuneration Report, which is published in Annual Report 2009 and is available on the Internet at http://www.daimler.com/ir/am2010.

The Board of Management and the Supervisory Board recommend that the existing system of remuneration for the members of the Board of Management of Daimler AG be approved.

5.  Resolution on the appointment of auditors for the Company and for the Group for the 2010 financial year

Based on the recommendations of the Audit Committee, the Supervisory Board recommends that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, be appointed as auditors to audit the year-end financial statements for the Company and the Group and to review the interim financial statements for the 2010 financial year.

6.  Resolution on authorization for the Company to acquire its own shares and on their utilization, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company

As the authorization issued by the last Annual Meeting of the Shareholders allowing the Company to acquire its own shares (treasury shares) will expire in the course of this financial year, to the extent that that authorization has not yet been utilized, it is to be terminated and the Company is to be granted new authorization to acquire the Company’s own shares.

* Convenience translation. The German text is legally binding.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)  General conditions

The Board of Management is authorized, with the consent of the Supervisory Board, to acquire shares in a volume of up to ten percent of the share capital existing at the time of the resolution by the Annual Meeting of the Shareholders.

The authorization may be exercised wholly or in installments, once or several times, for one or several purposes within the framework of the aforementioned restrictions. The acquired shares together with other treasury shares owned by the Company or to be allocated to the Company pursuant to Sections 71a et seq. of the German Stock Corporation Act (Aktiengesetz) may at no time account for more than ten percent of the share capital.

The authorization is effective as of the resolution by the Annual Meeting of the Shareholders and remains in force until April 13, 2015. The authorization to acquire treasury shares decided upon by the Annual Meeting of April 8, 2009 ends when this new authorization comes into force.

b)  Purpose of acquisition

The Board of Management is to be authorized, with the consent of the Supervisory Board, to acquire shares in the Company for all legally permissible purposes and in particular

aa) to be able to offer them to third parties in the context of business combinations with other companies or in the context of acquiring companies or equity interests in companies, or

bb) to sell them in another way than through the stock exchange or through an offer made to all shareholders if the shares are sold for cash at a price that is not significantly lower than the stock-exchange price of similar shares of the Company at the time of sale, or

cc) to offer them for subscription to members of the Board of Management of the Company, members of the management of subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) and other management staff of the Company and its subsidiaries (hereinafter collectively referred to as: “Management”) in the context of the Stock Option Plan approved at the Annual Meeting of the Shareholders on April 19, 2000 under Agenda Item 8, or

dd) to offer them directly or indirectly to employees of the Company and its subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) or to third parties which assign to those employees the economic ownership and/or the economic benefit of the shares or, if they are acquired for one of these purposes by way or securities lending or borrowing, to use them to fulfill the obligations arising from this securities lending or borrowing, or

ee) to use them to fulfill the obligations arising from convertible bonds and/or bonds with warrants issued in the past or the future by the Company or one of its subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz), or

ff) to cancel them, either with or without a reduction in the share capital, without needing an additional resolution of a Shareholders’ Meeting.

c)  Acquisition conditions

Acquisition is to take place through the stock exchange or through a public offering made to all shareholders of the Company.

•  If the acquisition of the shares takes place through the stock exchange, the amount paid by the Company per share (excluding transaction costs) may not exceed the price determined at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange by more than five percent and may not be more than five percent lower than that price.

•  If the acquisition takes place through a public offering made to all shareholders of the Company, the offered purchase price or the prescribed limits of the offered purchase price range per share (excluding transaction costs) may not exceed the average price determined at the close of Xetra trading (or the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the last three days of trading before the day of publication of the offering by more than ten percent and may not be more than ten percent lower than that price. If, after the publication of a purchase offer, there are significant market price movements, the offer may be adjusted. In this case, the average share price on the three days of trading preceding the publication of any such adjustment is to be applied. The purchase offer can include additional conditions. The volume of the offer may be limited. If the entire subscription of the offer exceeds this volume, shareholders’ rights to sell shares to the Company can be restricted in that offers to sell are accepted for a number of shares in proportion to the number offered. The preferential acceptance of a lower number of up to 100 of the Company’s shares offered for purchase per shareholder of the Company can be stipulated.

d)  Use of the shares

The Company is authorized to use Company’s own shares that have been or will be acquired as a result of this or earlier authorization, in addition to selling them through the stock exchange or offering them to all shareholders, also for all other legally permissible purposes, in particular the following purposes:

aa) Acquisition of companies

The Company is authorized to offer Company’s own shares that have been or will be acquired as a result of the aforementioned or earlier authorization to third parties in the context of a business combination or of acquiring companies or equity interests in companies.

bb) Sale to third parties

The Company is authorized to sell Company’s own shares that have been or will be acquired as a result of the aforementioned or earlier authorization in another way than through the stock exchange or through an offer made to all shareholders if the shares are sold for cash at a price that is not significantly lower than the stock-exchange price of shares of the same type of the Company at the time of sale.

cc) Stock option plan

The Company is authorized to use Company’s own shares that have been or will be acquired as a result of the aforementioned or earlier authorization to fulfill the subscription rights granted to Management in the context of the Stock Option Plan approved under Agenda Item 8 by the Annual Meeting of the Shareholders on April 19, 2000. The Supervisory Board of the Company makes the decision on whether or not treasury shares are to be transferred to members of the Board of Management. The key points of the stock option plan were approved by the Annual Meeting on April 19, 2000. They can be seen in the Commercial Register of the Stuttgart District Court as an integral part of the notarized minutes of that Annual Meeting of April 19, 2000. The key points of the stock option plan are also available on the Internet at http://www.daimler.com/ir/am2010.

dd) Shares for employees (including so-called employee shares)

The Company is authorized to issue Company’s own shares that have been or will be acquired as a result of the aforementioned or earlier authorization directly or indirectly to employees of the Company and its subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) or to third parties which assign to those employees the economic ownership and/or the economic benefit of the shares, or to use them to fulfill obligations arising from securities lending or borrowing performed for the purpose of acquiring these shares.

ee) Convertible bonds/bonds with warrants

The Company is authorized to use Company’s own shares that have been or will be acquired as a result of the aforementioned or earlier authorization to fulfill obligations arising from convertible bonds and/or bonds with warrants that have been or will be issued by the Company or its subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz).

ff) Cancellation

The Company is authorized to cancel Company’s own shares that have been or will be acquired as a result of the aforementioned or earlier authorization without the cancellation or execution thereof requiring an additional resolution by a Shareholders’ Meeting. The Board of Management can resolve that the share capital is reduced by the cancellation or that it remains the same despite a cancellation of shares so that the other shares’ proportion of the share capital as defined by Section 8, Subsection 3 of the German Stock Corporation Act (Aktiengesetz) increases accordingly. In this case, the Board of Management is authorized to amend the stated number of shares in the Articles of Incorporation.

e)  Use of the shares — issue conditions

The authorizations described under d) above may be exercised once or several times, individually or together, completely or relating to partial volumes of the acquired treasury shares. The price at which shares in the Company are issued to third parties pursuant to the authorizations under d) aa) and bb) may not be more than five percent lower (excluding transaction costs) than the opening price in Xetra trading (or the functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the date of the binding agreement with the third party.

f)  Exclusion of subscription rights

Shareholders’ rights to subscribe to the Company’s treasury shares are excluded if these shares are used as specified in the aforementioned authorizations under d) aa), bb), cc), dd) and ee).

7.  Resolution on authorization to use derivative financial instruments in the context of acquiring own shares, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company

In addition to the authorization to acquire the Company’s own shares described under Item 6 of the Agenda, the Company is to be authorized to acquire its own shares also with the use of put options or call options or a combination of the two (hereinafter referred to as “derivatives”).

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)  General conditions

Further to the authorization to acquire the Company’s own shares to be decided upon under Item 6 of the Agenda, in accordance with Section 71, Subsection 1, No. 8 of the German Stock Corporation Act (Aktiengesetz), the acquisition of treasury shares may be effected, as well as by the ways described there, also with the use of derivative financial instruments. The Company is authorized to sell options that oblige the Company to acquire shares in the Company upon exercise of the option (“put options”); to acquire options that give the Company the right to acquire shares in the Company upon exercise of the option (“call options”); and to acquire shares in the Company with the use of a combination of put options and call options.

The use of derivatives in the context of acquiring treasury shares requires the approval of the Supervisory Board. This can be granted generally, or relating to a certain period, or for a certain volume.

All share acquisitions with the use of derivates are restricted to shares in a maximum volume of five percent of the share capital at the time when the resolution is made by the Annual Meeting of the Shareholders.

The term of all options must end at the latest on April 13, 2015. The period of the individual options may not exceed 18 months.

b)  Acquisition conditions

The option conditions must ensure that the options are honored only with shares that were acquired under observance of the principle of equal treatment.

The price paid for options by the Company may not be substantially above the theoretical market value of the respective options and the price received for the options by the Company may not be substantially below that price, calculated using recognized financial mathematical methods, whereby, amongst other things, the agreed exercise price is to be taken into consideration.

The price to be paid for shares upon exercise of the options may not exceed the average price determined at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the last three days of trading before the conclusion of the respective option transaction by more than ten percent and may not be more than ten percent lower than that price (in each case excluding transaction costs, but taking into consideration the option premium received or paid).

c)  Use of the shares

The regulations stated under Item 6 of the Agenda also apply to the utilization of treasury shares acquired with the use of derivatives.

d)  Exclusion of shareholders’ subscription rights and rights to sell shares to the Company

If treasury shares are acquired with the use of derivatives and under observance of the aforementioned regulations, the shareholders’ right to conclude such option transactions with the Company is excluded in accordance with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz). The shareholders also do not have the right to conclude option transactions when the intended acquisition of treasury shares with the use of derivatives provides for a preferred offer to conclude option transactions related to small numbers of shares. Shareholders have the right to sell shares to the Company only to the extent that the Company is obliged to purchase their shares in the context of the option transactions. Any further-going rights to sell shares are excluded.

8.  Resolution on the election of a new member to the Supervisory Board

At the close of the Annual Meeting of the Shareholders on April 14, 2010, the period of office of Mr. Arnaud Lagardère ends as a member of the Supervisory Board representing the shareholders.

Pursuant to Section 96, Subsection 1 and Section 101, Subsection 1 of the German Stock Corporation Act (Aktiengesetz) and Section 7, Subsection 1, Sentence 1, No. 3 of the German Codetermination Act (Mitbestimmungsgesetz), the Supervisory Board is composed of ten members representing the shareholders and ten members representing the employees.

When electing the members of the Supervisory Board representing the shareholders, the Shareholders’ Meeting is not bound by election proposals.

The following election proposal is based on the recommendation of the Nomination Committee of the Supervisory Board of the Company. That recommendation has been made in line with the requirements of German Corporate Governance Code.

The Supervisory Board proposes the election of

Dr. Paul Achleitner,

Member of the Board of Management
of Allianz SE, München

as a member of the Supervisory Board representing the shareholders effective as of the end of this Annual Meeting for the period until the end of the Annual Meeting of the Shareholders that passes a resolution on the ratification of the actions of the Boards for the 2014 financial year.

Dr. Paul Achleitner is a member of the following supervisory boards required by law or comparable domestic or foreign supervisory bodies:

Bayer AG

RWE AG

Allianz Global Investors AG

Allianz Deutschland AG

Allianz Investment Management SE

(Chairman of the Board of Directors)

9.  Resolution on amendments to the Articles of Incorporation to adjust to the German Act on the Implementation of the Shareholders’ Rights Directive (ARUG)

The German Act on the Implementation of the Shareholders’ Rights Directive (ARUG) came into effect on September 1, 2009. It includes new provisions with regard to attending shareholders’ meeting, voting (including facilitation by “postal vote”) and the form of proxies. Article 16 (Requirements for Attending and Exercise of Voting Rights) in Part V of the Articles of Incorporation (Shareholders’ Meetings) is to be adjusted to the new legal situation.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)  Article 16, Paragraph 2 of the Articles of Incorporation is reworded as follows:

“(2) Voting rights can be exercised by proxies. Authorization of proxies, revocation of proxy authorization, and proof of proxy authorization vis-à-vis the Company must be furnished in writing or via electronic media (“Textform”). Facilitation of this procedure can be announced when a Shareholders’ Meeting is called. Section 135 of the German Stock Corporation Act (Aktiengesetz) remains unaffected. If a shareholder authorizes more than one proxy, the Company can reject one or several of them.”

b)  Article 16, Paragraph 3 of the Articles of Incorporation is reworded as follows:

“(3) The Company may appoint proxies to exercise shareholders’ voting rights in accordance with their instructions. Article 16, Paragraph 2, Sentences 2 and 3 of the Articles of Incorporation apply to proxy authorization, revocation of proxy authorization and proof of proxy authorization, as well as to voting instructions and amendments to or revocation of voting instructions. Further details on the form and deadlines for authorization, revocation and proof of proxies and on voting instructions and amendments to or revocation of voting instructions are to be announced when a Shareholders’ Meeting is called.”

c)  Article 16 of the Articles of Incorporation is supplemented with the following Paragraph 4:

“(4) The Board of Management can arrange for shareholders to cast their votes without attending the Shareholders’ Meeting, in writing or by way of electronic communication (postal vote). The Board of Management also determines the details of such procedure and announces them when it calls the Shareholders’ Meeting.”

10.  Resolution on amendments to the Articles of Incorporation to adjust the provisions relating to the Supervisory Board

Part IV of the Articles of Incorporation (The Supervisory Board) contains various regulations, mainly repeating applicable law of the German Stock Corporation Act. This includes Article 7 (Tasks and Powers of the Supervisory Board), Paragraph 1, Sentence 2 and Paragraph 2; Article 8 (Composition, Term of Office, Resignation), Paragraph 1, Sentences 2 to 4; Article 9 (Chairman and Deputy Chairman of the Supervisory Board); Article 10 (Committees of the Supervisory Board) and Article 12 (Duty of Confidentiality of Members of the Supervisory Board).

Article 8, Paragraph 2 of the Articles of Incorporation in Part IV (The Supervisory Board) made the personal requirements of the law and the German Corporate Governance Code in terms of the independence of and demands placed upon the members of the Supervisory Board stricter and more explicit. Due to the amendments to the German Corporate Governance Code of June 18, 2009, the previous recommendation regarding the number of positions held on the supervisory boards of listed companies outside the group that a member of a board of management of a listed company may hold has been reduced from five to three. The provision contained hitherto in Article 8, Paragraph 2 of the Company’s Articles of Incorporation now lags behind the recommendation of the German Corporate Governance Code in this respect; Article 8, Paragraph 2 of the Articles of Incorporation is to be deleted without replacement.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)  In Part IV of the Articles of Incorporation (The Supervisory Board), Article 7 (Tasks and Powers of the Supervisory Board), Paragraph 1, Sentence 2 and Paragraph 2 are deleted; Paragraph 3 now becomes Paragraph 2. Article 7 of the Articles of Incorporation is now worded as follows:

“Article 7 Tasks and Powers of the Supervisory Board

(1) The Supervisory Board has all the tasks and rights that are assigned to it by applicable law, the Articles of Incorporation or in any other way, in particular by a rule of procedure.

(2) The Supervisory Board is authorized to decide on amendments to the Articles of Incorporation that only affect the wording.”

b) In Part IV of the Articles of Incorporation (The Supervisory Board), the phrase “Term of Office” is deleted from the heading of Article 8 (Composition, Term of Office, Resignation); moreover, Article 8, Paragraph 1, Sentences 2 to 4 and Paragraph 2 are deleted; Paragraph 3 becomes Paragraph 2. Article 8 of the Articles of Incorporation is now worded as follows:

“Article 8 Composition, Resignation

(1) The Supervisory Board is composed in accordance with applicable law.

(2) Each member of the Supervisory Board may resign from the Supervisory Board, also without an important reason, by submitting four weeks’ notice in writing to the Supervisory Board Chairman and to the Board of Management. An amicable reduction of the period of notice is permissible.”

c) In Part IV of the Articles of Incorporation (The Supervisory Board), Article 9 (Chairman and Deputy Chairman of the Supervisory Board), Article 10 (Committees of the Supervisory Board) and Article 12 (Duty of Confidentiality of Members of the Supervisory Board) are deleted.

d) In Part IV of the Articles of Incorporation (The Supervisory Board), due to the deletion of the provisions of the Articles of Incorporation stated under c) above, Article 11 becomes Article 9; Article 13 becomes Article 10. Moreover, in Part V (Shareholders’ Meetings), Part VI (Financial Statements and Allocation of Unappropriated Profits), Part VII (Announcements) and Part VIII (Expenses of Formation) of the Articles of Incorporation, Articles 14 to 25 become Articles 11 to 22.

11.  Resolution on authorization to issue convertible bonds and/or bonds with warrants, creation of Conditional Capital 2010 and amendment to the Articles of Incorporation

The authorization granted by the Annual Meeting of the Shareholders on April 6, 2005 to issue convertible bonds and/or bonds with warrants is limited until April 5, 2010. It ends on that date and is to be replaced with a new authorization.

The Conditional Capital I described in Article 3, Paragraph 3 of the Articles of Incorporation, which serves to fulfill conversion and warrant rights arising from the aforementioned authorization, is to be cancelled. In order to secure maximum possible flexibility for corporate financing and access to borrowed capital at favorable interest rates in view of ongoing uncertainty about future economic developments, Conditional Capital I is to be replaced with Conditional Capital 2010.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)  Cancellation of the existing Conditional Capital I and deletion of Article 3, Paragraph 3 of the Articles of Incorporation

The Conditional Capital I approved under Item 9 of the Agenda of the Annual Meeting of the Shareholders on April 6, 2005 in an amount of up to €300,000,000 for the fulfillment of conversion rights and/or warrant rights arising from convertible bonds and/or bonds with warrants issued on the basis of the authorization limited until April 5, 2010 granted by the same Annual Meeting is cancelled and the related Article 3, Paragraph 3 of the Articles of Incorporation is deleted.

b)  Renewed authorization to issue convertible bonds and/or bonds with warrants, creation of a new Conditional Capital 2010 and amendment to the Articles of Incorporation

aa) Authorization to issue convertible bonds and/or bonds with warrants

(1) Face value, period of authorization, maturity, share capital amount

The Board of Management, with the consent of the Supervisory Board, is authorized until April 13, 2015 to issue bearer and/or registered convertible bonds and/or bonds with warrants or a combination of these instruments (hereinafter jointly referred to as “bonds”) with a total face value of up to €10,000,000,000 with a maturity of no more than ten years, and to grant the holders of these bonds conversion rights or warrant rights for new registered no-par-value shares in Daimler AG with an allocable portion of the share capital of up to €500,000,000 in accordance with the details defined in the terms and conditions of the convertible bonds or bonds with warrants (hereinafter referred to as the “conditions”).

In addition to euros, the bonds can also be issued in the legal currency of an OECD country, limited to the corresponding value of the permissible face value in euros. They can also be issued by majority-owned direct or indirect subsidiaries of Daimler AG; in this case, the Board of Management is authorized, with the consent of the Supervisory Board, to assume the guarantee for repayment of the bonds for the issuing company and to grant shares in Daimler AG to the holders of such bonds to meet the conversion or warrant rights granted with these bonds, and to provide other statements and take other actions required for the successful issue of the bonds. The bonds can be issued once or several times, wholly or in installments, or simultaneously in various tranches. All partial bonds issued within a tranche have equal rights and obligations.

(2) Conversion rights, conversion obligations

The holders of convertible bonds have the right to convert their convertible bonds into new shares in Daimler AG in accordance with the convertible bond conditions. The bond conditions can also stipulate obligatory conversion upon maturity or at an earlier date. In this case, the conditions can include a provision that the Company is entitled to make up any difference, wholly or partially in cash, between the face value of the bonds and a stockmarket price of the shares at the time of the conversion obligation, to be determined more precisely in the conditions, but at least 80 percent of the stock-market price of the shares at the time of issue of the bonds — as described under paragraph (5) below — multiplied by the conversion ratio.

(3) Warrant rights

In the case of the issue of bonds with warrants, each bond has one or more warrants entitling the holder to subscribe to new shares in Daimler AG in accordance with the warrant conditions to be stipulated by the Board of Management, with the consent of the Supervisory Board. The period of the warrant rights may not exceed ten years.

(4) Conversion ratio, share of share capital

The conversion ratio for convertible bonds is obtained by dividing the face value of the bonds by the established conversion price for new shares in Daimler AG. The conversion ratio can also be obtained by dividing the issue price of a bond that is below the face value by the conversion price determined for new shares in Daimler AG. The bond conditions can also include the provision that the conversion ratio is variable and can be rounded up or down to a whole number; moreover, an additional cash payment can also be stipulated. Provision can also be made for fractions to be combined and/or compensated in cash. The share capital attributable to the shares to be issued upon conversion or to be received in the event of exercising of warrants for each bond may in no case exceed the face value or issue price of the convertible bonds or bonds with warrants.

(5) Conversion price/Warrant price

The conversion price or warrant price to be stipulated for a share in each case must — even in the event of a variable conversion ratio or a variable conversion price or warrant price and taking into account rounding up or down and additional payments — amount to at least 80 percent of the average price of Daimler shares at the close of Xetra trading (or at the closing of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the ten trading days prior to the day of the Board of Management resolution on the issue of the convertible bonds or bonds with warrants, or alternatively, in the case that the shareholders are granted subscription rights for the bonds, at least 80 percent of the average price of Daimler shares at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) during the trading days on which the subscription rights are traded on the Frankfurt Stock Exchange, with the exception of the last two trading days of subscription rights trading. In this case, the conversion or warrant price for a share is published at the latest three calendar days before the subscription deadline. The bond conditions can also include the provision that the warrant price or conversion price can be changed during the term within a range to be stipulated by the Board of Management, with the consent of the Supervisory Board, depending on the development of the share price or as a result of anti-dilution provisions.

Notwithstanding Section 9, Subsection 1 of the German Stock Corporation Act (Aktiengesetz), the conversion price or warrant price is reduced as a result of an anti-dilution clause in accordance with the conditions of the convertible bonds or of the bonds with warrants by payment of a corresponding amount in cash upon exercise of the conversion right or by reducing the additional payment if, during the conversion or warrant period, Daimler AG increases its share capital with subscription rights for its shareholders, or if Daimler AG or its majority owned direct or indirect subsidiaries issues further convertible bonds or bonds with warrants or grants other warrant rights and the holders of conversion or warrant rights are not granted subscription rights to the extent to that they would be entitled after exercising their conversion or warrant rights. Instead of a cash payment or a reduction of the additional payment, the conversion ratio can also — to the extent possible — be adjusted by dividing by the reduced conversion price. Furthermore, in the case of other capital changes, restructuring, an exceptional dividend, or other similar measures which could lead to a dilution of the issued shares, the conditions can provide for an adjustment of the warrant or conversion rights. The same applies in the case of a capital reduction.

(6) Treasury shares, cash settlement

The bond conditions can include a provision or an allowance that treasury shares of the Company can be used to serve the conversion or warrant rights or conversion obligations. The conditions can also include a provision or allowance that the Company does not grant shares in Daimler AG to the holders of conversion or warrant rights or of convertible bonds with conversion obligations, but pays the equivalent cash surrender value that corresponds, in accordance with the details of the conditions, to the average price of Daimler shares at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange during the ten to twenty trading days after the announcement of the cash compensation.

(7) Granting subscription rights, exclusion of subscription rights

The shareholders have statutory subscription rights when the bonds are issued. The bonds can also be offered to the shareholders by way of indirect subscription rights; they are then taken over by a bank or consortium of banks with the obligation to offer them to the shareholders.

However, with the consent of the Supervisory Board, the Board of Management is authorized to exclude the right of shareholders to subscribe to the bonds with conversion or warrant rights to shares in Daimler AG if the issue price is not significantly below the theoretical market value of the bonds as calculated according to generally accepted financial calculation methods. However, the authorization to exclude subscription rights applies only to bonds with conversion and/or warrant rights (or conversion obligations) for shares with a total allocable portion of no more than 10 percent of the share capital, both when this authorization comes into effect and when it is exercised.

The sale of the Company’s own shares is to be included in this limit of ten percent of the share capital to the extent that it takes place during the term of this authorization with exclusion of subscription rights pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz). Furthermore, shares issued during the term of this authorization with exclusion of subscription rights pursuant to Section 186, Subsec-

tion 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) are to be included in this limit of ten percent of the share capital.

In addition, with the consent of the Supervisory Board, the Board of Management is authorized to exclude shareholders’ subscription rights regarding fractional amounts that arise as a result of the subscription ratio, and to also exclude subscription rights to the extent necessary to grant subscription rights to holders of conversion and/or warrant rights or holders of convertible bonds with conversion obligations to the extent to which they would be entitled after exercising their conversion and/or warrant rights or after fulfillment of their conversion obligations.

(8) Authorization to stipulate other bond conditions

The Board of Management is authorized, with the consent of the Supervisory Board, to stipulate the other details of the bond issue and the terms of the bond, in particular the volume, time, interest rate, issue price, maturity term, denomination, conversion or warrant price and conversion or warrant period, or to stipulate these details in coordination with the executive bodies of majority-owned subsidiaries of Daimler AG that issue convertible bonds or bonds with warrants.

bb) Capital increase

The share capital is conditionally increased by up to €500,000,000 (Conditional Capital 2010). The purpose of the conditional capital increase is to grant shares to the holders of convertible bonds and/or bonds with warrants issued pursuant to the aforementioned authorization under aa) during the period until April 13, 2015 by Daimler AG or its majority owned direct or indirect subsidiaries.

The new shares are issued at a conversion price or warrant price to be stipulated pursuant to aa) paragraph (5). The conditional capital increase is to be carried out only to the extent to which use is made of conversion or warrant rights or to which the holders who are subject to a conversion obligation fulfill this obligation and no other forms of fulfillment are applied.

The new shares participate in the profits of the Company as of the beginning of the financial year in which they are created through the exercise of conversion or warrant rights or through the fulfillment of conversion obligations.

The Board of Management is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of a conditional capital increase.

cc) Amendment to the Articles of Incorporation

Article 3, Paragraph 3 of the Articles of Incorporation is reworded as follows:

“The share capital is conditionally increased by an amount not to exceed €500,000,000 (Conditional Capital 2010). The conditional capital increase will be utilized only to the extent that

a)  the holders of conversion rights or warrants attached to the convertible bonds and bonds with warrants to be issued by Daimler AG or its majority owned direct or indirect subsidiaries during the period until April 13, 2015, in accordance with the authorizing resolution of the Annual Meeting of the Shareholders on April 14, 2010, actually exercise their conversion or warrant rights, or

b)  the holders of convertible bonds to be issued by Daimler AG or its majority-owned direct or indirect subsidiaries during the period until April 13, 2015, in accordance with the authorizing resolution of the Annual Meeting of the Shareholders on April 14, 2010, actually fulfill their conversion obligations and to the extent that the Company does not apply any other forms of fulfillment. The new shares participate in the profits of the Company as of the beginning of the financial year in which they are created through the exercise of conversion or warrant rights or through the fulfillment of conversion obligations. The Board of Management is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of a conditional capital increase.”

dd) The Supervisory Board is authorized to amend Article 3, Paragraphs 1 and 3 of the Articles of Incorporation in accordance with actual utilizations of Conditional Capital 2010. The same applies in the case of non-utilization of the authorization to issue convertible bonds and/or bonds with warrants after expiry of the authorization period and in the case of non-utilization of Conditional Capital 2010 after expiry of all conversion/warrant deadlines.

Reports to the Annual Meeting

Regarding Items 6 and 7 of the Agenda:

Report of the Board of Management on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company in connection with the acquisition and sale of treasury shares pursuant to Section 71, Subsection 1, Sentence 5 in conjunction with Section 186, Subsection 4, Sentence 2 and Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz):

Overview

The authorization to acquire treasury shares is intended to allow the Company to continue to acquire treasury shares and to use them in particular to cancel them, to finance the acquisition of companies, to sell them to third parties for cash payment, to honor stock option plans for the Management, to transfer them directly or indirectly to employees, or to fulfill obligations arising from convertible and/or warrant bonds. The authorization is intended to give the Company maximum flexibility and for the optimization of the buyback also to allow treasury shares to be acquired with the use of derivative financial instruments.

Exclusion of subscription rights

The sale of treasury shares acquired on the basis of the authorization granted by the Annual Meeting of the Shareholders on April 14, 2010 or on the basis of an earlier authorization is intended to be possible with the exclusion of shareholders’ subscription rights in the following cases:

The authorization under Item 6 of the Agenda is intended, inter alia, to allow the Company to have treasury shares at its disposal in order to offer them as consideration in the context of business combinations or the acquisition of companies or of equity interests in companies. International competition and the globalization of the economy increasingly require this form of consideration.

The authorization proposed here is therefore intended to give the Company the required flexibility to utilize opportunities to acquire companies or equity interests in companies quickly and flexibly. The price for which shares of the Company are sold to third parties for these purposes may not be more than five percent lower (excluding transactions costs) than the price determined in the opening auction of Xetra trading (or of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the day of the binding agreement with the third party. There are no explicit plans for such an application of treasury shares at present. The Board of Management will report to the following Shareholders’ Meeting on any utilization of this authorization.

Moreover, the Company is to be enabled to sell shares also in other ways than through the stock exchange or through an offer to all shareholders against cash contributions to third parties, for example to institutional investors or to attract new groups of investors. A precondition for such a sale is that the price achieved (excluding transaction costs) is not significantly lower than the stock exchange price for shares of the Company of the same type at the time of the sale. The price for which shares of the Company are sold to third parties may not be more than five percent lower (excluding transactions costs) than the price determined in the opening auction of Xetra trading (or of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the day of the binding agreement with the third party. The prohibition of trading in the Company’s own shares remains unaffected. The orientation towards the stock exchange price takes account of the shareholders’ interest in preventing dilution and appropriately protects their assets and voting rights. The shareholders are generally able to maintain the relative value of their shareholdings by purchasing shares on the stock exchange; while in the interests of all shareholders, the Company is given additional scope for action to utilize favorable stock market situations at short notice. There are no explicit plans to utilize this authorization at present. The Board of Management will report to the following Meeting of the Shareholders about any utilization of this authorization.

The resolution proposed under Item 6 of this year’s Agenda is also intended to enable the Company to service the stock option plan approved by the Annual Meeting of the Shareholders on April 19, 2000 not only with the conditional capital decided upon at that Shareholders’ Meeting but alternatively also by using treasury shares previously acquired or to be acquired in the future.

The key points of the stock option plan were approved by the Annual Meeting of the Shareholders on April 19, 2000. They can be inspected as an integral part of the notarized minutes of the Annual Meeting of the Shareholders of April 19, 2000 at the Commercial Register of the Stuttgart District Court. They are also available on the Internet at http://www.daimler.com/ir/am2010.

The decision on how the options are to be serviced in each individual case is to be made by the responsible boards of the Company; they will be guided solely by the interests of the shareholders and the Company, and will notify the following Shareholders’ Meeting of their decision.

In addition, the Company is to be able to issue shares directly or indirectly to the employees of the Company and its subsidiaries or to third parties which assign to those employees the economic ownership and/or the economic benefits of the shares. In order to facilitate the issue of shares for one of these purposes, the Company is to be allowed to acquire the necessary treasury shares also by means of securities lending, and if necessary also to use treasury shares to meet the lenders’ claim to repayment.

Furthermore, the Company is to be able to use treasury shares also to fulfill obligations arising from convertible bonds or bonds with warrants (“bonds”) issued by the Company or by a subsidiary of the Company as defined by Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz). Even though sufficient conditional capital is available for such bonds, the conditions of such bonds usually include the provision that in particular any conversion obligations can also be fulfilled with treasury shares. This facilitates even more flexible action and, by avoiding the issue of additional shares, allows the avoidance of the dilution effect that is typical of a capital increase.

Finally, the Company is to be able to cancel treasury shares even without a new resolution by the Shareholders’ Meeting. The cancellation of treasury shares is to be possible following a decision by the responsible boards with or without a reduction in share capital, whereby in the latter case the proportion of the share capital represented by each share increases accordingly.

Acquisition conditions

In addition to purchasing shares through the stock exchange, the Company is also to be given the opportunity to acquire its own shares through a public offering (tender procedure). With this alternative, each shareholder of the Company willing to sell can decide how many shares and, if a price range is set, at what price he or she is willing to offer them to the Company. If the volume of shares offered exceeds the number requested by the Company, acquisition or acceptance can take place with the exclusion of shareholders’ rights to sell shares to the Company in proportion to the number of shares offered. There should be the possibility of preferred acceptance of small offers or small portions of offers of up to a maximum of 100 shares. This possibility serves to avoid fractional amounts and small residual quantities in the determination of the quota to be acquired and thus facilitates technical processing.

Acquisition using derivatives

Through the resolution of the Annual Meeting of the Shareholders proposed under Item 7 of the Agenda, the Board of Management is to be authorized, with the consent of the Supervisory Board, to acquire shares of the Company not only through the stock exchange or by way of a public offering, but also with the use of derivatives. This additional alternative expands the Company’s ability to structure the acquisition of treasury shares optimally. The Board of Management intends to apply put options and call options only as a supplement to the conventional share buyback. In accordance with the resolution proposed to the Annual Meeting of the Shareholders, a maximum of half of the shares that can be acquired under the authorization may be bought back with the use of derivative financial instruments.

It can be advantageous for the Company to sell put options or to acquire call options instead of directly acquiring shares of the Company.

When selling put options, the Company grants the purchaser of the put options the right to sell shares of the Company to the Company at a price specified in the put options (“exercise price”). As the so-called option writer, the Company is obliged to acquire the number of shares of the Company specified in the put option at the exercise price. As consideration, the Company receives an option premium when it sells the put options, substantially equivalent to the value of the selling right taking into consideration the exercise price, the term of the options and the volatility of Daimler’s share price. If the put option is exercised, the option premium paid by the pur-

chaser of the put options reduces the total consideration paid by the Company for the acquisition of the shares. Exercise of the put option makes financial sense for the holders if the price of Daimler shares is below the exercise price, because the holders can then sell shares to the Company at the higher exercise price. From the Company’s perspective, a share buyback with the use of put options has the advantage that the exercise price is already defined on the date when the options are concluded. However, there is no cash flow until the day of exercise. Furthermore, the price paid by the Company to acquire the shares is below the share price at the time when the options are concluded due to the option premium received by the Company. If the options are not exercised because the share price is above the exercise price on the date of exercise, the Company cannot acquire treasury shares in this way. However, it has the advantage of the option premium it received when the options were sold.

When acquiring call options, in return for the payment of an option premium, the Company receives the right to buy a predefined number of shares at a predefined price (“exercise price”) from the seller of the options, the option writer. The Company thus buys the right to acquire its own shares. Exercise of the call options makes financial sense for the Company if the price of Daimler shares is above the exercise price, because it can then buy the shares from the option writer at the lower exercise price.

The price to be paid for the shares by the Company is the exercise price defined in the respective put options or call options. The exercise price can be higher or lower than the stock-exchange price of Daimler shares at the time when the put options are sold or the call options are acquired. The option premium agreed by the Company on the sale of put options or on the acquisition of call options may not be substantially below (with put options) or substantially above (with call options) the theoretical market value of the respective options on the date of the option sale or purchase calculated with the use of recognized financial mathematical methods; the agreed exercise price is also to be taken into consideration for the calculation of that theoretical value.

Exclusion of shareholders’ subscription rights and rights to sell shares to the Company with the use of derivatives

Any claims on the part of shareholders of the right to conclude such option transactions with the Company are excluded in accordance with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz). The shareholders also have no right to conclude option transactions when in connection with the intended acquisition of the Company’s own shares with the use of derivatives there is a preferred offer for the conclusion of option transactions related to lower numbers of shares. Shareholders have the right to sell shares to the Company only to the extent that the Company is obliged to accept shares from them from option transactions. The specification of the option premium and exercise price as described above prevents shareholders from being disadvantaged in connection with the acquisition of treasury shares with the use of derivatives. As the Company receives or pays a fair market price, the shareholders who are not involved in the option transactions do not lose any value. This is equivalent to the position of shareholders when shares are bought back through the stock exchange, when not all shareholders can actually sell shares to the Company. The equal treatment of shareholders is also ensured by determining a fair market price, as well as with a share buyback through the stock exchange. This also complies with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz), which states that the exclusion of subscription rights is justified when the shareholders’ financial interests are protected.

Utilization of the authorization to acquire treasury shares and to use derivatives

The Board of Management will notify the following Shareholders’ Meeting about any utilization of the authorization to acquire treasury shares and the use of derivative financial instruments.

Re Item 11 of the Agenda:

Report of the Board of Management concerning the exclusion of subscription rights in the event of the issue of convertible bonds and/or bonds with warrants pursuant to Section 221, Subsection 4 in conjunction with Section 186, Subsection 4, Sentence 2 and Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz):

Initial situation

The authorization granted by resolution of the Annual Meeting of the Shareholders on April 6, 2005 under Agenda Item 9 to issue convertible bonds and/or bonds with warrants with a total face value of up to €15,000,000,000 is limited until April 5, 2010. The proportionate amount of the share capital of the shares to be issued on the basis of the conversion and/or warrant rights may not exceed €300,000,000. The Board of Management is authorized, with the consent of the Supervisory Board, to exclude shareholders’ subscription rights.

At the time when this Annual Meeting of the Shareholders was convened and this Agenda was published, that authorization had not been utilized.

Proposed resolution

In view of the fact that the aforementioned authorization expires on April 5, 2010 and against the background of the remaining uncertainty about the general economic situation, it is in the Company’s interests to have the maximum possible flexibility with regard to corporate financing. The instrument of conditional capital, which can have a volume of up to 50 percent of the share capital, significantly helps to secure this financing flexibility. It is therefore planned to create a new authorization to issue convertible bonds and/or bonds with warrants. This makes it possible to issue convertible bonds and/or bonds with warrants up to a face value of €10,000,000,000 with a term of up to ten years and with conversion and/or warrant rights for shares in the Company, now with a proportionate share in the share capital of up to €500,000,000.

Advantages of this financing instrument

Particularly in the current economic climate, adequate capital resources are an essential basis for the Company’s corporate development and successful market presence. Depending on the prevailing market situation, the issue of convertible bonds and bonds with warrants can enable the Company to take advantage of attractive financing possibilities and conditions in order to provide the Group with capital at low rates of interest. The conversion and/or warrant premiums generated are beneficial to the Company.

The proposed option of providing a conversion obligation for convertible bonds extends the scope for structuring financing instruments of this kind. In order to facilitate the issue of convertible bonds and/or bonds with warrants and for reasons of flexibility, the Company should be able, depending on the market situation, to make use of German or international capital markets — also through its majority-owned subsidiaries — and to issue bonds not only in euros but also in the legal currency of any OECD country.

Conversion price/warrant price

The conversion or warrant price for a share may not be below 80 percent of the average price of Daimler shares at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the ten trading days on the Frankfurt Stock Exchange prior to the day of the resolution by the Board of Management on the issue of convertible bond or bonds with warrants. To the extent that the shareholders have the right to subscribe to the bond issue, there is to be the alternative opportunity to establish the conversion or warrant price for Daimler shares on the basis of the average price of Daimler shares at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra-System) during the trading days of subscription rights trading on the Frankfurt Stock Exchange, with the exception of the last two trading days of subscription rights trading, whereby this price must also be at least 80 percent of the calculated value.

Treasury shares, cash settlement, variable structuring of the conditions

The conversion or warrant conditions can include a provision or allowance that treasury shares may be used in the case of conversion rights or warrant rights being exercised or in the case of conversion obligations being fulfilled. To further increase flexibility, the conversion or warrant conditions can also include the provision or allowance that instead of granting shares in the Company to the holders of conversion or warrant rights or of convertible bonds with conversion obligations in the case of conversion or warrant rights being exercised or conversion obligations being fulfilled, the Company pays out an equivalent value in cash. Such virtual convertible bonds and/or bonds with warrants enable the Company to use financing close to capital-market conditions with no actual need for a capital-raising measure under company law. This takes into account the fact that an increase in share capital may be inappropriate at the future time of exercise of the conversion or warrant rights or fulfillment of conversion obligations. Moreover, since no new shares are issued, utilization of the cash settlement option protects the shareholders against any reduction in the relative amounts of their shareholdings and against dilution of the net asset value of their shares.

In this respect, in accordance with the conversion or warrant conditions, the equivalent value to be paid in cash corresponds to the average price of Daimler shares at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange during the last ten to twenty trading days after the announcement of the cash settlement.

Furthermore, the provision can also be made that the number of shares to be subscribed upon exercise of conversion or warrant rights or after fulfillment of conversion obligations, or a related conversion right, is variable and/or the warrant or conversion price can be changed during the term within a range to be stipulated by the Board of Management, with the consent of the Supervisory Board, depending on the development of the share price or as a result of anti-dilution provisions. These possibilities ensure that the issue is in close conformity with market conditions. The above stipulations on the level of the conversion/warrant price also apply in this respect.

Shareholders’ subscription rights and exclusion of subscription rights

The shareholders are generally to have subscription rights when convertible bonds and/or bonds with warrants are issued. However, with the consent of the Supervisory Board, the Board of Management can exclude subscription rights with application mutatis mutandis of Section 221, Subsection 4, Sentence 2 in conjunction with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) to the extent that bonds are issued at a price that is not significantly lower than their theoretical market value.

The exclusion of subscription rights enables the Company to respond quickly to favorable stock market situations and to place bonds on the market quickly and flexibly with attractive conditions. On the other hand, in view of the increased volatility of the stock markets, the issue of convertible bonds and/or bonds with warrants with the inclusion of subscription rights is often less attractive, as in order to comply with the subscription period, the issue price must be set at a very early stage, which is to the detriment of optimum exploitation of the stock-market situation and the value of the bonds. Favorable terms and conditions as close as possible to those prevailing on the market can generally only be established if the Company is not bound to them for an excessively long offer period. Due to applicable statutory periods in the context of subscription rights issues, it is frequently necessary to deduct a significant safety margin from the price. It is true that Section 186, Subsection 2 of the German Stock Corporation Act (Aktiengesetz) allows publication of the subscription price (and therefore of the bond conditions in the case of convertible bonds and/or bonds with warrants) up to three days before the end of the subscription period. However, even in such cases, there is a market risk over several days, which leads to the deduction of safety margins. Moreover, due to the uncertainty regarding utilization, subscription rights make the alternative placement with third parties more difficult and cause additional expenditure. Finally, due to the length of the subscription period, the Company is also prevented from responding quickly to changes in market conditions. This makes it more difficult to raise capital.

Pursuant to Section 221, Subsection 4, Sentence 2 of the German Stock Corporation Act (Aktiengesetz), the provision of Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) applies mutatis mutandis to the exclusion of subscription rights. Authorization to exclude subscription rights pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) applies only to bonds with rights to shares with a total allocable portion of no more than 10 percent of the share capital both when such authorization comes into effect and when it is exercised. The sale of treasury shares is to be included in this limitation to the extent that it takes place during the period of this authorization with the exclusion of subscription rights. In addition, the 10 percent limit of share capital is also to include shares issued during the term of this authorization pursuant to or in mutatis mutandis application of Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz). This inclusion is in the shareholders’ interest of having the smallest possible dilution of their shareholdings.

Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) requires that an issue price be set that is not significantly below the market price. With the issue of convertible bonds and/or bonds with warrants, the issue price may not be significantly lower than the theoretical market value of the bonds. In this way, shareholders are to be protected against dilu-

tion of their shareholdings. Due to the issue price being established at a level not significantly lower than the theoretical market value, as provided for in the authorization, the value of subscription rights would fall practically to zero. Thus, an exclusion of subscription rights results in no financial disadvantage to the shareholders. Shareholders who wish to maintain their relative shareholdings in the Company’s share capital can do so under almost identical conditions by making additional purchases on the capital market. This provides appropriate protection for their asset interests.

The Board of Management is also authorized, with the approval of the Supervisory Board, to exclude subscription rights with regard to fractional amounts. Such fractional amounts can result from the volume of the respective issue and the application of a practicable conversion ratio. In such cases, the exclusion of subscription rights allows the requested authorization to be utilized in whole numbers, thus making the capital-raising measure easier to process.

The exclusion of subscription rights in favor of holders of conversion or warrant rights or of convertible bonds with conversion obligations arising from subsequent utilization of this authorization to the extent to which they are entitled after exercising their conversion or warrant rights has the advantage that in the event of a further utilization of the authorization, in accordance with the existing conversion or warrant conditions, the conversion price or warrant price for the holders of existing conversion rights, warrant rights or convertible bonds with conversion obligations does not need to be reduced.

The Board of Management and the Supervisory Board will in each individual case carefully examine whether or not to make use of the authorization to exclude shareholders’ subscription rights. This possibility will only be utilized if, in the view of the Board of Management and the Supervisory Board, it is in the interests of the Company and thus also of its shareholders to do so.

Conditional capital

Conditional capital is required to be able to service the conversion and warrant rights and/or conversion obligations for shares in the Company associated with convertible bonds and bonds with warrants. The issue price is equal to the conversion or warrant price.

Total number of shares and voting rights

At the time of convening the Annual Meeting of the Shareholders, the Company’s share capital is divided into 1,061,184,782 shares, each of which confers one vote to its holder. Of that total, the Company holds 37,116,831 treasury shares, from which it does not have any rights.

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Conditions for attending the Annual Meeting of the Shareholders and for exercising voting rights

Those shareholders are entitled to attend the Annual Meeting and to exercise their voting rights who are listed as shareholders in the Company’s share register on the day of the Annual Meeting and who have notified the Company of their intention to attend the Annual Meeting so that such notification is received by the Company at the latest by 12:00 p.m. (midnight) CEST on April 9, 2010.

Shareholders who are listed as shareholders in the share register can notify:

a) by post to:

Daimler
Aktionärsservice
Postfach 94 00 01
69940 Mannheim
Germany

b) by fax at the number:

+49 (0)69 913 39100

c) by e-mail to:

daimler.service@rsgmbh.com

or

d) by using the access-protected e-service for shareholders on the Internet at:

https://register.daimler.com

Shares will not be blocked as a result of shareholders notifying their intention to attend the Annual Meeting. Shareholders can dispose of their shares also after giving notification. The number of shares held by each shareholder as entered in the share register on the day of the Annual Meeting is decisive for attending and casting votes.

Please understand that due to the large number of attendees expected on the basis of previous experience, we can generally only provide each shareholder with a maximum of two tickets for our Annual Meeting.

Only shareholders entitled to attend the Annual Meeting and authorized proxies will receive entrance tickets and pads of voting cards.

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Details of the e-service for shareholders

The letter of invitation to the Annual Meeting is sent by post to all shareholders who have not yet agreed to have the invitation including the agenda sent by e-mail until further notice. On the reverse side of the letter of invitation sent by post, the registration data for our e-service for shareholders can be found, i.e., the shareholder’s number and the individual access number. With this registration data, shareholders using the e-service for shareholders can give notification of their intention to attend the Annual Meeting, order entrance tickets, in the context of ordering entrance tickets authorize a third party as proxy, as well as (i) authorize the voting proxies appointed by the Company and give instructions to those proxies, and, if previously authorized in the e-service for shareholders, (ii) revoke proxies or amend instructions for the Company’s proxies. For the first time, we offer our shareholders who use the e-service the possibility to print out their entrance tickets themselves.

Users of the e-service for shareholders who have already registered for that service can use their self-issued User ID and their self-issued passwords.

Those shareholders who have agreed to have the Annual Meeting documentation sent by e-mail will receive the e-mail with the invitation including the Agenda as an attached data file in pdf format, as well as a link to the e-service for shareholders, at the e-mail address they have specified.

Please note that shareholders cannot submit any requests to speak or to ask questions at the Annual Meeting via the e-service for shareholders for the Annual Meeting.

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Procedure for proxy voting

Shareholders who are listed in the share register have the option of voting by proxy, for example, the voting proxies appointed by the Company, a bank or a shareholders’ association. Timely notification of intention to attend the Annual Meeting is required also in this case, either by the shareholder or a proxy.

If a shareholder authorizes more than one proxy, the Company may reject one or more of those proxies.

Proxies

If neither a bank nor a shareholders’ association nor another equivalent person or institution as defined by Section 135, Subsections 8 and 10 of the German Stock Corporation Act (Aktiengesetz) is authorized as a proxy, the proxy authorization and any revocation of such authorization are to be communicated either (i) in writing or via electronic media (“Textform”) to the address, fax number or e-mail address stated above in the section “Conditions for attending the Annual Meeting of the Shareholders and for exercising voting rights” under a) to c), or (ii) in writing or via electronic media (“Textform”) to the proxy. In the latter case, the Company must be furnished with proof in writing or via electronic media (“Textform”). Shareholders and/or their proxies can communicate the proof of proxy authorization or any revocation of proxy authorization to the Company in writing or via electronic media (“Textform”) to the address, fax number or e-mail address stated above for notification of intention to attend in the section “Conditions for attending the Annual Meeting of the Shareholders and for exercising voting rights” under a) to c), or can furnish such proof on the day of the Annual Meeting at the entrance or exit desks. Proxy authorization, but not any revocation of such, can be granted in the context of ordering entrance tickets also via the e-service for shareholders; regarding the revocation of proxy authorizations granted to the Company proxies via the e-service for shareholders, the explanations in the section “Voting by official Company proxies” apply.

Proxy authorization and proof thereof can be effected by using the reply form or in the context of ordering entrance tickets via the aforementioned e-service for shareholders or in any other proper form.

It is also possible for shareholders present or represented at the Annual Meeting to authorize as proxies other shareholders or shareholder representatives attending the Annual Meeting or the voting proxies appointed by the Company. The proxy authorization cards included in the pads of voting cards can be used for this purpose.

Statutory provisions, in particular of Section 135 of the German Stock Corporation Act (Aktiengesetz), apply to the authorization and revocation of authorization as proxies of banks, shareholders’ associations or equivalent persons or institutions as defined by Section 135, Subsections 8 and 10 of the German Stock Corporation Act (Aktiengesetz), as well as to the proof of such authorization or revocation. Please also observe any regulations of the banks, shareholders’ associations and other equivalent persons or institutions.

If a bank is listed in the share register, it can exercise the voting rights for shares that it does not own only if it is authorized to do so by the actual beneficial owner of the shares.

Voting by official Company proxies

Shareholders who have given notification in good time of their intention to attend have the possibility to authorize employees of the Company to vote in accordance with their instructions as their proxies at the Annual Meeting. The authorization of proxies, the issuing of voting instructions and any amendment of such, the revocation of proxy authorization and the proof of authorization or revocation must be effected in writing or via electronic media (“Textform”).

The Company proxies will exercise shareholders’ voting rights in accordance with their instructions; even when appointed as proxies, they may only exercise voting rights if express instructions have been given on each item of the agenda and/or on any countermotions and voting proposals made accessible before the Annual Meeting. Instructions on procedural motions can be accepted neither before nor during the Annual Meeting.

Proxy authorizations and voting instructions for the Company’s voting proxies are also to be communicated in writing or via electronic media (“Textform”) to the address, fax number or e-mail address stated above in the section “Conditions for attending the Annual Meeting of the Shareholders and for exercising voting rights” under a) to c). Proxy authorizations and voting instructions can be effected by using the reply form or the aforementioned e-service for shareholders or in any other proper form.

Proxy authorizations and voting instructions for the Company’s voting proxies must be received by Daimler AG at the latest by 12:00 p.m. (midnight) on April 9, 2010. Via the e-service for shareholders, voting instructions and amendments thereof can still be communicated until shortly before the start of voting on the day of the Annual Meeting, but in any case until 12:00 a.m. (noon) — provided that the Company proxies were previously authorized by April 9, 2010 via the e-service for shareholders; the same applies to the revocation of proxy authorization for the Company’s voting proxies. Amendments to voting instructions and the revocation of proxy authorization can also be communicated in advance of the Annual Meeting in writing or via electronic media (“Textform”) to the address, fax number or e-mail address stated above in the section “Conditions for attending the Annual Meeting of the Shareholders and for exercising voting rights” under a) to c). On the day of the Annual Meeting, proxy authorization and voting instructions for the Company proxies, amendments to voting instructions and the revocation of proxy authorization for the Company’s voting proxies can be effected in writing or via electronic media (“Textform”) also at the entrance and exit desks at the Annual Meeting.

Please note that if you authorize Company proxies, you will not be able to vote on any countermotions or voting proposals that are only announced in the Annual Meeting or on any other motions not communicated in advance of the Annual Meeting, nor will you be able to submit any voting instructions on these matters. In particular, the Company proxies cannot accept or pass on any requests to speak or any questions from shareholders.

*****

Note for shareholders entered in the US share register

Notifications of intention to attend the Annual Meeting by shareholders entered in the US share register can also be submitted to Daimler AG, c/o The Bank of New York Mellon, 480 Washington Boulevard, Jersey City NY 07310, Attn. Mr. Patrick Mullaly, Fax No. (001) 201-680-4671.

*****

Questions, motions, election proposals, requests for information

Details of shareholders’ rights pursuant to Section 122, Subsection 2, Section 126, Subsection 1, Section 127 and Section 131, Subsection 1 of the German Stock Corporation Act (Aktiengesetz)

Requests for additions to the Agenda pursuant to Section 122, Subsection 2 of the German Stock Corporation Act (Aktiengesetz)

Shareholders whose shareholdings together add up to the proportionate amount of €500,000 of the share capital (equivalent to 174,216 shares) can request that items are placed on the Agenda and are announced as such. Each new item must be accompanied by a reason or a proposed resolution. Such requests are to be addressed in writing to the Board of Management of Daimler AG and must be received by the Company at least 30 days before the Annual Meeting, i.e., at the latest by 12:00 p.m. (midnight) on March 14, 2010. Please send such requests to the following address:

Daimler AG

The Board of Management

Attn. Mrs. Dr. Petra Höss-Löw

Mercedesstr. 137

70327 Stuttgart

Germany

Pursuant to Section 122, Subsection 2 and Subsection 1 in conjunction with Section 142, Subsection 2, Sentence 2 of the German Stock Corporation Act (Aktiengesetz), shareholders making such requests have to prove that they have held the required number of shares since at least 00:00 a.m. on January 14, 2010.

Additions to the Agenda that are to be announced, if not already announced when the Annual Meeting was convened, are published without delay after the corresponding request is received in the electronic version of the Federal Gazette (Bundesanzeiger) and are passed on for publication to such media which can be expected to disseminate the information in the entire European Union. They are also published on the Internet at http://www.daimler.com/ir/am2010 and are communicated to shareholders entered in the share register.

Countermotions and election proposals, Section 126, Subsection 1 and Section 127 of the German Stock Corporation Act (Aktiengesetz)

Moreover, shareholders of the Company can submit countermotions to proposals of the Board of Management and/or Supervisory Board concerning certain items of the Agenda and can submit election proposals. Countermotions must be accompanied by a reason. Countermotions, election proposals and other inquiries from shareholders regarding the Annual Meeting are to be sent solely to one of the following addresses of the Company:

Daimler AG

Investor Relations

HPC 096 — 0324

70546 Stuttgart

Germany

fax number +49 (0)711 17 94075

by e-mail to:
investor.relations@daimler.com.

Any countermotions and/or election proposals that are otherwise addressed need not be made accessible.

In addition to the reasons stated in Section 126, Subsection 2 of the German Stock Corporation Act (Aktiengesetz), an election proposal also does not need to be made accessible if it does not include the proposed candidate’s name, current profession and place of residence. Proposals for the election of Supervisory Board members also do not need to be made accessible if they are not accompanied by details of the proposed candidate’s memberships of other statutory supervisory boards as defined by Section 125, Subsection 1, Sentence 5 of the German Stock Corporation Act (Aktiengesetz).

We will publish countermotions and election proposals from shareholders that are to be made accessible, including the shareholders’ names and reasons that are to be made accessible after they are received on the Internet at www.daimler.com/ir/am2010/motions. Countermotions and election proposals on the items of the Agenda that are to be made accessible and that are received at the addresses stated in the first paragraph of this section (“Countermotions and election proposals, Section 126, Subsection 1 and Section 127 of the German Stock Corporation Act (Aktiengesetz)”) at least 14 days before the Annual Meeting, i.e., by 12:00 p.m. (midnight) on March 30, 2010, will be taken into consideration. Any statements of position by the Management will also be published at the same Internet address.

Right of information pursuant to Section 131, Subsection 1 of the German Stock Corporation Act (Aktiengesetz)

Upon request, each shareholder is to be given information during the Annual Meeting by the Board of Management concerning the affairs of the Company and the legal and business relations of the Company with its subsidiaries, as well as the situation of the Group and of the companies included in the consolidated financial statements, provided that such information is required to make a proper appraisal of subject matter of the Agenda.

Explanation of shareholders’ rights

Explanation of shareholders’ rights pursuant to Section 122, Subsection 2, Section 126, Subsection 1, Section 127 and Section 131, Subsection 1 of the German Stock Corporation Act (Aktiengesetz) can also be found on the Internet at http://www.daimler.com/ir/am2010.

*****

Information and documentation for the Annual Meeting

Information and documentation pursuant to Section 124 a of the German Stock Corporation Act (Aktiengesetz), including Annual Report 2009 and the key points of the stock option plan for the Management approved by the Annual Meeting of the Shareholders on April 19, 2000 and referred to in Item 6 of the Agenda, are available on the Internet at http://www.daimler.com/ir/am2010. All information that is required to be made accessible to the Annual Meeting by law is available for inspection at the Annual Meeting.

The Agenda of the Annual Meeting on April 14, 2010 and the information on notification of intention to attend and authorization of proxies will be sent by the Company to the shareholders entered in the Company’s share register. Those shareholders who have agreed to have the Annual Meeting documentation sent by e-mail will receive, together with the invitation e-mail, the invitation with the Agenda as an attached data file in pdf format, as well as a link to the e-service for shareholders.

Broadcast of the Annual Meeting on the Internet

Shareholders who are unable to attend the Annual Meeting in person can follow the introductory statement of the Chairman of the Supervisory Board and the speech of the Chairman of the Board of Management on the Internet at www.daimler.com/ir/am2010. Information on the Annual Meeting, and later the voting results, can also be accessed at that Internet address.

The invitation to the Annual Meeting is published in the electronic version of the Federal Gazette (Bundesanzeiger) of March 3, 2010 and has been passed on for publication to such media which can be expected to disseminate the information in the entire European Union.

Stuttgart, March 2010

Daimler AG

The Board of Management

Internet | Information | Addresses

Information on the Internet. Special information on our shares and earnings development can be found in the “Investor Relations” section of our website. It includes the Group’s annual and interim reports, the company financial statements of Daimler AG, and reports to the US Securities and Exchange Commission (SEC). You can also find topical reports, presentations, an overview of various key figures, information on our share price, and other services.

www.daimler.com/investors

Publications for our shareholders:

•             Annual Report (German, English)

•             Form 20-F (English)

•             Interim Reports for the 1st, 2nd and 3rd quarters
(German, English)

•             Sustainability Report
(German, English)

•             Brochure: The Road to Emission-free Mobility
(German, English)

•             Brochure: Milestones in Vehicle Safety.
The Vision of Accident-free Driving
(German, English)

www.daimler.com/ir/reports

www.daimler.com/downloads/en

The financial statements of Daimler AG were prepared in accordance with German accounting principles and the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS). Both sets of financial statements were audited by KPMG AG Wirtschaftsprüfungsgesellschaft and an unqualified audit opinion was rendered thereon. These financial statements will be filed with the operator of the electronic version of the German Federal Gazette and published in the electronic version of the German Federal Gazette.

The aforementioned publications can be requested from:
Daimler AG, Investor Relations, HPC 0324, 70546 Stuttgart, Germany.

The documents can also be ordered by phone or fax using the following number: +49 711 17 92287.

Daimler AG

70546 Stuttgart

Phone +49 711 17 0

Fax     +49 711 17 22244

www.daimler.com

Investor Relations

Phone +49 711 17 95277

+49 711 17 92261

+49 711 17 95256

Fax      +49 711 17 94075

ir.dai@daimler.com

Financial Calendar 2010

Annual Press Conference
February 18, 2010

Analysts’ and Investors’ Conference Call
February 18, 2010

Presentation of the Annual Report 2009
March 3, 2010

Annual Meeting
April 14, 2010
10:00 a.m. CEST | 4:00 a.m. EST
Messe Berlin

Interim Report Q1 2010
April 27, 2010

Interim Report Q2 2010
July 27, 2010

Interim Report Q3 2010
October 28, 2010

Daimler AG

Stuttgart, Germany
www.daimler.com

2

Notes on Item 1 of the Agenda
pursuant to Section 124a, Sentence 1, No. 2
of the German Stock Corporation Act (Aktiengesetz)

The subject matter of Item 1 of the Agenda is the presentation of the adopted Company financial statements, the approved consolidated financial statements, the combined management report for Daimler AG and the Group for the 2009 financial year, the report of the Supervisory Board and the explanatory reports on the information required pursuant to Section 289, Subsections 4 and 5 and Section 315, Subsection 4 of the German Commercial Code (Handelsgesetzbuch, HGB). As the Supervisory Board adopted the Company financial statements and approved the consolidated financial statements on March 1, 2010, the Annual Meeting of the Shareholders will not pass a resolution on those matters, in accordance with applicable law. Neither does applicable law require a resolution to be passed by the Annual Meeting of the Shareholders concerning the other documents listed in Item 1 of the Agenda, which are also to be presented to the Annual Meeting of the Shareholders.

Based on the Company financial statements of Daimler AG as per December 31, 2009 there’s no proposal for the appropriation of the profit required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: March 5, 2010